Morgan Properties Trust
160 Clubhouse Road
King of Prussia, Pennsylvania 19406

June 30, 2016

VIA EDGAR AND FEDEX

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, DC 20549
Mailstop 32233
Attention:  Coy Garrison

Re:                             Morgan Properties Trust/Application for Withdrawal on Form RW
for Registration Statement on Form S-1l (File No. 333-175803)

Ladies and Gentlemen:

Morgan Properties Trust (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”) that the Company’s Registration Statement on Form S-1l (File No. 333-175803), initially filed with the Securities and Exchange Commission (the “SEC”) on July 27, 2011, as thereafter amended, together with all exhibits and amendments thereto (“Registration Statement”), be withdrawn effective immediately.  No securities have been issued or sold under the Registration Statement.  The Registration Statement has not been declared effective by the SEC.

The Company has determined at this time not to proceed with the offering due to market conditions and requests that the SEC consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.  The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter.  Please provide a copy of the Order to Gilbert G. Menna, Esq. of Goodwin Procter LLP, via email at gmenna@goodwinlaw.com or via facsimile at (617) 649-1485.  It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this application will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact our attorney Gilbert G. Menna, Esq. at (617) 570-1433.  Thank you for your assistance.

Very truly yours,

Morgan Properties Trust

/s/ Michael Schechter
Michael Schechter
General Counsel

cc:	Gilbert G. Menna, Esq., Goodwin Procter LLP
Suzanne D. Lecaroz, Esq., Goodwin Procter LLP